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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
                                Amendment No. 1
                                  (Rule 13e-4)
                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         CABLEVISION SYSTEMS CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
                                 --------------
       OPTIONS TO PURCHASE CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR
    VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $20.00, AND
           STOCK APPRECIATION RIGHTS ISSUED IN CONJUNCTION WITH THESE
                      OPTIONS UNDER THE EMPLOYEE STOCK PLAN
                         (Title of Class of Securities)
                                 --------------
                                    12686C109
         (CUSIP Number of Class of Securities (Underlying Common Stock))
                                 --------------
                            VICTORIA D. SALHUS, ESQ.
                SENIOR VICE-PRESIDENT AND DEPUTY GENERAL COUNSEL
                         CABLEVISION SYSTEMS CORPORATION
                               1111 STEWART AVENUE
                            BETHPAGE, NEW YORK 11714
                                 (516) 803-2300
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              MAX J. SCHWARTZ, ESQ.
                             SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
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                            CALCULATION OF FILING FEE
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     Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
         $92,024,784.26                               $18,404.96**
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,300,577 shares of Class A Common Stock of Cablevision Systems Corporation and rights with respect to 7,980,635 shares of Class A Common Stock that have an aggregate value of $92,024,784.26 as of January 17, 2003 will be exchanged pursuant to this offer. The aggregate value of such options and rights was calculated based on the Black-Scholes option pricing model. Cablevision paid the filing fee on January 21, 2003.
**   Previously paid.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $18,404.96.   Filing Party:  Cablevision Systems
                                                             Corporation.
     Form or Registration No.:  Schedule TO.   Date Filed:  January 23, 2003.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|
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

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 23, 2003, relating to the offer by Cablevision Systems Corporation to exchange restricted shares of Cablevision NY Group Class A Common Stock, par value $.01 per share, for options to purchase common shares that have an exercise price of more than $20.00 and stock appreciation rights that were issued in conjunction with such options. The options and rights Cablevision offered to exchange were issued under the Employee Stock Plan and the restricted shares will be issued under the Employee Stock Plan, upon terms and conditions described in the Offer to Exchange dated January 23, 2003 and the related Letter of Transmittal. Cablevision has determined to extend the originally scheduled expiration date of the offer to 5:00 p.m., New York time, on March 7, 2003. The text of the e-mail being sent to eligible employees regarding the extension of the offer is attached as Exhibit (a)(11).

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended to include the following two statements:

         The offer has been extended and now will expire at 5:00 p.m., New York time, on Friday, March 7, 2003, unless the offer is further extended. Accordingly, each reference to the original February 21, 2003 expiration date contained in the Offer to Exchange, Letter of Transmittal, Notice of Withdrawal and any other communication sent to eligible option and rights holders now means 5:00 p.m., New York time, on March 7, 2003.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a new Exhibit (a)(11):

(a)(1)*  Offer to Exchange, dated January 23, 2003.

(a)(2)*  Form of Letter of Transmittal.

(a)(3)*  Form of Notice of Withdrawal.

(a)(4)*  Form of Letter to Option and Rights Holders Describing the Offer.

(a)(5)*  Form of E-mail to Option and Rights Holders Describing the Offer.

(a)(6)* Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7)*  Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.

(a)(10) Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(a)(11) Form of E-mail Notifying Option and Rights Holders of the Extended Expiration Date.

(b)      Not applicable.

(d)(1)*  Amended and Restated Employee Stock Plan.

(d)(2)* Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3)* Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4)* Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5)* Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)      Not applicable.

(h)      Not applicable.

 * Previously filed.






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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                            CABLEVISION SYSTEMS CORPORATION


                                            By  /s/ William Bell
                                                --------------------------------
                                                Name:    William J. Bell
                                                Title:   Vice-Chairman
Dated:  February 20, 2003







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

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION OF EXHIBIT
-------     ----------------------

(a)(1)*           Offer to Exchange, dated January 23, 2003.

(a)(2)*           Form of Letter of Transmittal.

(a)(3)*           Form of Notice of Withdrawal.

(a)(4)*           Form of Letter to Option and Rights Holders describing the
                  Offer.

(a)(5)*           Form of E-mail to Option and Rights Holders Describing the
                  Offer.

(a)(6)* Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7)*           Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.

(a)(10) Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(a)(11) Form of E-mail Notifying Option and Rights Holders of the Extended Expiration Date.

(b)               Not applicable.

(d)(1)*           Amended and Restated Employee Stock Plan.

(d)(2)* Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3)* Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4)* Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5)* Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)               Not applicable.

(h)               Not applicable.

* Previously filed.

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